17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

January 11, 2010

To

Arye Barak
Heather Douglas, Esq.
Prof. Micha Friedman
Eric Johnston, Esq.
Prof. Gad Keren
Myron Strober, CPA

Taro Pharmaceutical Industries Limited
14 Hakitor Street
P.O. Box 10347
Haifa Bay 26110, Israel
Fax: 972-4-872-7165

Dear All

As you know, the Annual General Meeting of Taro Pharmaceutical Industries Ltd. took place on December 31, 2009.  The results of the voting show that over 75% of votes cast by Taro shareholders who are not aligned with the Levitt family or with Sun have rejected the continuing control of the Levitt family and their designees to Taro’s board of directors.  It is now clear that an overwhelming majority of Taro’s public shareholders demand a change in the control of Taro and the composition of its board of directors.

Your repeated claims that you initiated and continue to maintain the ongoing legal proceedings against Sun in order to protect this minority are completely untenable. It has been apparent to Sun from the beginning that your real interest in commencing the various litigations on behalf of Taro against Sun was and remains your misplaced and unexplained desire to help only the Levitt family avoid their contractual obligation to sell their shares in Taro to us.  Now Taro’s public shareholders have come to recognize this fact.  These litigations have done nothing to advance the interests of the “silent minority shareholders” of Taro, as you have wrongly claimed, but have instead done them a disservice.

In light of these results, and with any residual sense of your fiduciary duties as directors, we expect that you will now reconsider and reverse your position regarding these actions.  Failing to do so, and continuing to provide active support, with Taro funds, to the Levitt family in its attempt to avoid its contractual obligations towards us, will constitute a further breach of your fiduciary duties to Taro as well as its shareholders.

. . . ..2/-

17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

In addition, as our attorneys have confirmed to Taro in the past, please be advised that we will take all necessary legal action to reverse the cynical attempt by the Levitt family to reward you, again with the funds of Taro, for the actions you have taken at their behest by purporting to ratify and expand your indemnification agreements.  We are confident that the Israeli courts will reject this unwarranted raid on Taro’s treasury.

This letter is delivered without prejudice to any other claim, argument or remedy that we have or may have against you in this or any other matter.

Sincerely yours,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman & Managing Director

Copy to:

1.	The Board of Directors
Taro Pharmaceutical Industries Limited
14 Hakitor Street
P.O. Box 10347
Haifa Bay 26110, Israel
Fax: 972-4-872-7165

2.	The Board of Directors
Taro Pharmaceutical Industries Limited
Euro Park (Italy Building)
Yakum Business Park
Yakum 60972, Israel
Fax:  972-9-955-7443

3.	The Board of Directors
Taro Pharmaceutical Industries Ltd.
Three Skyline Drive, Hawthorne
New York 10532, USA
Fax: 1-914-345-8728